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                                                                     EXHIBIT 4.4

                                HADCO CORPORATION
                  OUTSIDE DIRECTORS' COMPENSATION PLAN OF 2000

1.   PURPOSE AND ESTABLISHMENT

     Hadco Corporation (the "Company"), hereby establishes the Hadco Corporation Outside Directors' Compensation Plan of 2000 (the "Plan") for those directors of the Company who are neither officers nor employees of the Company. All an eligible director's annual fee will be paid in Restricted Stock of the Company and all or a portion of the Additional Director Fees (hereinafter defined) may be paid in Restricted Stock of the Company at the option of the director. The Plan also provides the opportunity for eligible directors to request that the Company defer payment of that portion of the annual fee or Additional Director Fees taken as shares of Restricted Stock of the Company, and further allows such directors to defer Additional Director Fees taken as cash payments, as described more fully below. The purposes of this Plan are to align the interests of such directors more closely with the interests of other shareholders of the Company, to encourage the highest level of director performance by providing such directors with a direct interest in the Company's attainment of its financial goals, and to help attract and retain qualified directors.

2.   DEFINITIONS

     a. "Additional Director Fees" means all those fees, in addition to the annual fee, that an Outside Director (hereinafter defined) may be entitled to in any year of service for attendance at Board or committee meetings and/or serving as a chairman of a committee.

     b. "Board" means the Board of Directors of the Company.

     c. "Code" means the Internal Revenue Code of 1986, as amended from time to time.

     d. "Committee" means the Compensation Committee of the Board.

     e. "Common Stock Equivalent" means a hypothetical share of Stock which shall have a value on any date equal to the Fair Market Value of one share of Stock on that date. The amount distributed to an Outside Director pursuant to
Section 7 hereof shall be that number of shares of Stock equal to the number of Common Stock Equivalents then in the participating Outside Director's Deferral Account.

     f. "Deferral Account" means the bookkeeping account established by the Company in respect of each Outside Director pursuant to Section 6.3 hereof and to which shall be credited the Common Stock Equivalents into which deferred portions of the annual fee and/or Additional Director Fees are converted, and to which dividends are credited, and to which deferred cash payments, plus accrued interest, of the Additional Director Fees are credited pursuant to the Plan.

     g. "Effective Date" means the date on which this Plan is approved by the stockholders of the Company.

     h. "Exchange Act" means the Securities Exchange Act of 1934, as amended from time to time.

     i. "Fair Market Value" means as of any applicable date: (i) if the Company's Stock is actively traded in the established over-the-counter market, the mean between the bid and asked prices quoted in such over-the-counter market at the close on the date nearest preceding the applicable date; (ii) if such Stock is listed on any national exchange, or traded in the NASDAQ National Market, the mean between the high and low sale prices quoted on such exchange or market on the trading day nearest preceding the applicable date; or (iii) if the Stock is not publicly traded, the value as determined from time to time by the Board.


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     j. "Outside Director" means a member of the Board who is neither an officer nor an employee of the Company, who was elected or appointed to the Board in a manner prescribed in the Bylaws of the Company.

     k. "Restricted Stock" means shares of Stock of the Company subject to terms and conditions as imposed from time to time by the Committee or Board, which shall include the following:

          (i) Restricted Stock awards may not be sold, exchanged, transferred, pledged, hypothecated or otherwise disposed of except in accordance with the terms of the Plan and each transfer agent for the Stock shall be instructed to such effect.

          (ii) At such time as the Outside Director ceases to serve on the Board, or upon such earlier date as the Committee or Board shall determine, the restrictions imposed by the Plan shall lapse.

     l. "Stock" means the $0.05 par value common stock of the Company.

     m. "Payment Date" means each of the dates each year on which the Company pays the annual fee and Additional Director Fees to Outside Directors pursuant to Section 5.

3.   PLAN ADMINISTRATION

     3.1 The Board shall have full power and authority to administer, interpret and construe the Plan, any forms and constructions thereof and any action thereunder.

     3.2 The Committee shall have the power and authority to administer the Plan, including the power and authority to:

          a. Impose such limitations, restrictions, and conditions as shall be deemed appropriate;

          b. Adopt, amend and rescind administrative guidelines and other rules and regulations relating to the Plan, including the power to change the dates by which deferral requests must be submitted to the Clerk and the sole discretion as to whether deferral and distribution requests made under the Plan are approved; and

          c. Make all other determinations and take all other actions necessary or advisable for the implementation and administration of the Plan.

     3.3 Notwithstanding the foregoing, the Committee shall have no authority, discretion or power to alter any terms or conditions specified in the Plan, except in the sense of administering the Plan subject to the provisions of the Plan.

4.   STOCK SUBJECT TO THE PLAN

     4.1 Number of Shares. There shall be authorized for issuance under the Plan, in accordance with the provisions of the Plan, 50,000 shares of Stock, subject to the approval of the stockholders of the Company. This authorization may be increased from time to time by approval of the Board, subject to the approval of the stockholders of the Company. The Company shall at all times during the term of the Plan retain as authorized and unissued Stock at least the number of shares from time to time required under the provisions of the Plan. The shares of Stock issuable hereunder shall be authorized and unissued shares or previously issued and outstanding shares of Stock reacquired by the Company.

     4.2 Other Shares of Stock. Any shares of Stock subject to a Common Stock Equivalent which for any reason are not issued to an Outside Director shall automatically become available again for use under the Plan.


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     4.3 Adjustments Upon Changes in Stock. If there shall be any change in the
Stock of the Company, through merger, consolidation, reorganization, recapitalization, stock dividend, stock split, spin-off, split up, dividend in kind or other change in the corporate structure, appropriate adjustments shall be made by the Committee (or if the Company is not the surviving corporation in any such transaction, the board of directors of the surviving corporation) in the aggregate number and kind of shares subject to the Plan, and the number and kind of shares which may be issued under the Plan. Appropriate adjustments may also be made by the Committee in the terms of Common Stock Equivalents under the Plan to reflect such changes and to modify any other terms on an equitable basis as the Committee in its discretion determines.

5.   PAYMENT OF FEES

     5.1 Payment of Annual Fees. Each Outside Director who serves as a director shall be entitled to payment of an annual fee in such an amount as determined by the Board from time to time. The entire annual fee shall be distributed to the Outside Director as Restricted Stock or, if the Outside Director elects to defer payment as set forth below, shall be credited to the Outside Director's Deferral Account as Common Stock Equivalents.

     5.2 Payment of Additional Director Fees. In addition to the annual fee, Outside Directors may be entitled to additional fees for attendance at Board or committee meetings and/or serving as chairman of a committee. Such Additional Director Fees are in amounts to be set from time to time by the Board. An Outside Director may choose to accept payment of these Additional Director Fees in cash or Restricted Stock, and the Outside Director may also elect to have such cash or Restricted Stock payments deferred as set forth in Section 6.1 below. If the Outside Director fails to make an election regarding the form of payment, the total amount of the Additional Director Fees shall be paid in cash.

     5.3 Payment Dates. All payments, distributions or credits of amounts in connection with the Outside Director annual fee or Additional Director Fees shall be made not less than semi-annually. If payments are made semi-annually, the first payment, distribution or credit is to occur each year on the date of the annual meeting of the stockholders of the Company and the second payment, distribution or credit is to occur on the date which is six months after the date of the annual meeting of the stockholders of the Company.

6.   DEFERRAL ELECTIONS

     6.1 Deferral Elections for Outside Directors. An Outside Director may elect, in writing, on or before the last day of the month preceding each annual meeting of stockholders, on a form to be prescribed by the Clerk of the Company, the following:

          a. To defer the payment of all or any part of the Restricted Stock payment constituting the Outside Director annual fee to be earned during the period immediately following the annual meeting of stockholders and ending on the date of the next succeeding annual meeting of stockholders. The Outside Director shall specify on the election form the percentage amount of the Restricted Stock payment constituting the annual fee to be deferred. Amounts deferred by an Outside Director pursuant to this Section 6.1(a) shall be converted into Common Stock Equivalents in accordance with
     Section 6.3.

          b. To receive payment of all or a specified percentage of the Additional Director Fees to be earned during the period immediately following the annual meeting of stockholders and ending on the date of the next succeeding annual meeting of stockholders, in Restricted Stock rather than cash. The Outside Director shall specify on the election form the percentage amount to be paid in cash and the percentage amount to be paid in Restricted Stock.


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          c. To defer the payment of all or any portion of the Additional
     Director Fees taken as a cash payment. The Outside Director shall specify on the election form the percentage amount of the cash payment constituting the Additional Director Fees to be deferred.

          d. To defer the payment of all or any portion of the Additional Director Fees taken as Restricted Stock payments pursuant to subsection (b) of this Section. The Outside Director shall specify on the election form the percentage amount of the Restricted Stock payment constituting the Additional Director Fees to be deferred. Amounts deferred by an Outside Director pursuant to this Section 6.1(d) shall be converted into Common Stock Equivalents in accordance with Section 6.3.

     Once made, the election shall remain in effect until revoked by the participating Outside Director. Such revocation shall become effective for Outside Directors' fees earned for the period beginning immediately following the annual meeting of stockholders next occurring after such revocation notice.

     6.2 Deferral Elections for Outside Director Candidates. Any individual who is a candidate for election to the Board as an Outside Director may make elections, as listed in Section 6.1 above, regarding the payment of the annual fee and Additional Director Fees to be earned during the period beginning with the date of his or her election and ending on the date of the next succeeding annual meeting of stockholders. The election shall be made in writing, on or before the last day of the month preceding the annual meeting of stockholders prior to his or her election, on a form to be prescribed by the Clerk of the Company.

     6.3 Establishment of Deferral Accounts. There shall be established for each participating Outside Director an account which shall reflect the cash or Restricted Stock amounts deferred by the participating Outside Director which would otherwise have been paid to such Outside Director had no election to defer been made. Fees deferred by an Outside Director shall be credited to such Deferral Account as of each Payment Date or such other date that such amounts would otherwise have been paid or distributed to the Outside Director. Restricted Stock amounts that the Outside Director elects to defer shall be converted to Common Stock Equivalents based on the Fair Market Value as of the Payment Date. A statement will be sent to each participating Outside Director as to the balance of his or her Deferral Account at least once each calendar year.

     6.4 Term of Deferrals. A deferral request made pursuant to Section 6.1 and approved by the Company shall defer the payment with respect to which the request was made until the participating Outside Director leaves the Board.

     6.5 Deferral Elections - First Year of the Plan. Elections to defer payment of all or a portion of the Restricted Stock constituting the annual fee, to have payment of all or any portion of the Additional Director Fees made in the form of Restricted Stock, or to defer the cash or Restricted Stock payments constituting Additional Director Fees shall be made by the Outside Director, in writing, on a form to be prescribed by the Clerk of the Company, on or before the 30th day following the Effective Date of this Plan.

7.   DISTRIBUTION OF DEFERRED AMOUNTS

     7.1 Distribution of Accounts. As soon as practicable following termination of service as an Outside Director, an Outside Director shall receive a distribution of his or her Deferral Account. Distribution of all deferred amounts shall be made in one lump sum. Distribution of deferred cash amounts shall be made in cash and shall include interest earned pursuant to Section 7.4. Distribution of the Restricted Stock amounts shall consist of one share of Stock for each Common Stock Equivalent credited to such Outside Director's Deferral Account as of the Payment Date immediately preceding the date of distribution, plus any dividends credited to such account pursuant to Section 7.3.

     7.2 Distribution to a Deceased Outside Director's Estate. In the event of an Outside Director's death before the distribution of his or her Deferral Account, payment of the Outside Director's Deferral Account shall then be made to the beneficiary designated by the Outside Director pursuant to Section 8.1 or,


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in the absence of a designation of beneficiary pursuant to Section 8.1, to his or her estate, in the time and manner selected by the Committee. If no beneficiary is designated, then the Committee may take into account the application of any duly appointed administrator or executor of an Outside Director's estate and direct that the balance of the Outside Director's Deferral Account be paid to his or her estate in the manner requested by such application.

     7.3 Hypothetical Dividends on Common Stock Equivalents. Dividends and other distributions on Common Stock Equivalents shall be deemed to have been paid as if such Common Stock Equivalents were actual shares of Stock issued and outstanding on the respective record or distribution dates. Common Stock Equivalents shall be credited to the Outside Director's Deferral Account on the basis of the value of the dividend or other distribution and the Fair Market Value of the Common Stock Equivalents on the date of the announcement of the dividend or distribution. Credits to an Outside Director's Deferral Account for dividends or distributions shall be made on the same day as dividends or other distributions are otherwise paid. Fractional shares shall be credited to an Outside Director's Deferral Account cumulatively, but the balance of shares of Common Stock Equivalents in an Outside Director's Deferral Account shall be rounded to the next lower whole share for any distributions to such Outside Director pursuant to this Section 7. The value of any fractional share shall be paid to the Outside Director in cash.

     7.4 Interest on Deferred Cash Payments. Interest shall be accrued and credited on deferred cash amounts, to be compounded annually, until distribution is made to the participating Outside Director under the Plan. The interest rate shall be a flat rate of six percent (6%) per annum, or such other rate as determined from time to time by the Board.

     7.5 Emergency Payments. In the event of an "unforeseeable emergency" as defined herein, the Committee may determine the amounts payable under Section 7 hereof and pay all or a part of such amounts in shares of Stock to the extent the Committee determines that such action is necessary in light of immediate and substantial needs of the Outside Director occasioned by severe financial hardship. For the purposes of this Section, an "unforeseeable emergency" is a severe financial hardship to the Outside Director resulting from a sudden and unexpected illness or accident of the Outside Director or of a dependent (as defined in Section 152(a) of the Code) of the Outside Director, loss of the Outside Director's property due to casualty, or other similar extraordinary and unforeseeable circumstances arising as a result of events beyond the control of the Outside Director. Payments shall not be made pursuant to this Section to the extent that such hardship is or may be relieved: (i) through reimbursement or compensation by insurance or otherwise, (ii) by liquidation of the Outside Director's assets, to the extent the liquidation of such assets would not itself cause severe financial hardship, or (iii) by cessation of the Outside Director's deferrals under the Plan. Such action shall be taken only if an Outside Director (or an Outside Director's legal representatives) signs an application describing fully the circumstances which are deemed to justify the payment, together with an estimate of the amounts necessary to prevent such hardship, which application shall be approved by the Committee after making such inquiries as the Committee deems necessary and appropriate.

8.   DESIGNATION OF BENEFICIARY

     8.1 Designation. In the event of the death of a participating Outside Director at a time when deferred amounts remain credited to the Outside Director's Deferral Account, such amounts will be paid to the beneficiary designated to receive such deferred amounts on a form to be supplied by and filed with the Clerk of the Company, if such named beneficiary survives the participating Outside Director. If no beneficiary designation has been filed with the Clerk, or if the designated beneficiary does not survive the participating Outside Director, such deferred amounts shall be distributed pursuant to the terms of Section 7.2.

     8.2 Incapacity of the Participating Outside Director or Beneficiary. If the Company shall find that any person to whom any amount is payable under this Plan has been judicially declared incompetent to carry on his or her own affairs or is a minor, distribution or payment of amounts due hereunder may be made to a duly appointed guardian or other legal representative in accordance with the applicable


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provisions of this Plan. Any such distribution or payment shall completely discharge any obligations or liabilities of the Company under this Plan with respect to such distributions or payments.

9.   RIGHT TO AMEND, ALTER OR REVOKE

     The Company reserves the right to amend, alter, modify or revoke in whole or in part this Plan at any time; provided, however, that with respect to amounts as to which the period of deferral has commenced at the time of the Company's exercise of its rights under this Section 9, no exercise of such rights shall result in a forfeiture of such deferred amounts, a change in the time of payment of amounts, a change in terms and conditions under which forfeiture of such deferred amounts may occur, or a change in the provisions of this agreement governing the crediting of dividends on such deferred amounts, without the consent of the participating Outside Director(s) affected by such exercise of rights, except as otherwise provided in this Plan. However, the Company's right to increase the authorized shares of Stock under the Plan, except as provided in Section 4.3, is subject to the approval of the stockholders of the Company. Further, without the prior approval of the Company's stockholders, Restricted Stock issued under the Plan will not be repriced, replaced or regranted through cancellation or otherwise.

10.  GENERAL CREDITOR STATUS

     Each Outside Director, and each other recipient of an Outside Director's Deferral Account pursuant to Section 7, shall be and remain an unsecured general creditor of the Company with respect to any payments due and owing to such Outside Director hereunder. All payments to persons entitled to benefits hereunder shall be made out of the general assets, and shall be the sole obligations, of the Company. The Plan is a promise to pay benefits in the future and it is the intention of the parties that it be "unfunded" for tax purposes (and for purposes of Title I of the Employment Retirement Income Security Act ("ERISA")).

11.  GOVERNING LAW

     This Plan shall be construed in accordance with and governed by the laws of the Commonwealth of Massachusetts.

12.  NO TRUST, LEGAL OR BENEFICIAL OWNERSHIP INTENDED

     No trust agreement is to be deemed created for the benefit of any participating Outside Director, or the Outside Director's beneficiary, executors, administrators, heirs, assigns or legal representatives, as a result of this Plan. Similarly, no legal or beneficial interest in any of the Company's assets is intended to be conferred by the terms of the Plan.

13.  PROHIBITION OF ALIENATION

     The right of the participating Outside Director or the Outside Director's designated beneficiary or any other person to the payment of amounts due under the Plan may not be assigned, transferred, pledged or encumbered except as otherwise provided in this Plan.

14.  BINDING EFFECT

     The Plan, except as otherwise provided herein, shall be binding upon and inure to the benefit of the Company, the Board, the Committee, its successors and assigns and participating Outside Directors, their designated beneficiary, heirs, executors, administrators and legal representatives.

15.  DISTRIBUTION UPON FINDING OF INCLUSION OF DEFERRED AMOUNTS IN GROSS INCOME

     If this Plan shall ever be determined to require the inclusion of all or part of any participating Outside Director's deferred amounts in the Outside Director's gross income for federal, state, or local income tax purposes prior to the time such amount would be required to be distributed or paid under the


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terms of this Plan, whether by taxing authorities of the United States or other sovereign nations or political subdivisions thereof, then only those amounts which would be treated as includable in gross income at such time will be paid over to the participating Outside Director. All other deferred amounts will continue to be subject to the terms of this Plan.

16.  AGREEMENT

     By requesting the Company to defer payment hereunder, an Outside Director consents to the provisions of this Plan as they exist at the time of such request and as they may be amended thereafter by the Board, subject to the consent of the Outside Director when required pursuant to Section 9.

17.  APPROVAL OF STOCKHOLDERS

     The Plan shall be subject to approval by the affirmative vote of stockholders holding at least a majority of the voting stock of the Company voting in person or by proxy at or by June 30, 2000, and the Plan shall take effect as of the date of adoption immediately upon such approval.